14005033

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
PE 12/20/13

DIVISION OF
CORPORATION FINANCE

January 27, 2014

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 1-27-14

Shelley J. Dropkin
Citigroup Inc.
dropkins@citi.com

Re: Citigroup Inc.
Incoming letter dated December 20, 2013

Dear Ms. Dropkin:

This is in response to your letter dated December 20, 2013 concerning the shareholder proposal submitted to Citigroup by Leonid Zhevelyuk. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Leonid Zhevelyuk

*** FISMA & OMB Memorandum M-07-16 ***

January 27, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 20, 2013

The proposal seeks a 10-for-1 stock split.

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(13), which provides that a proposal may be omitted if it relates to a specific amount of cash or stock dividends. Because the proposal would establish a specific ratio for the stock split, it is our view that the proposal relates to a specific amount of stock dividends. Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(13). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Citigroup relies.

Sincerely,

Sandra B. Hunter
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Shelley J. Dropkin
Managing Director
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc
601 Lexington Avenue
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

citi

Citigroup Inc.
601 Lexington Avenue, 19th floor
New York, NY 10022

December 20, 2013

BY E-MAIL [shareholderproposals@sec.gov]

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Leonid Zhevelyuk

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), attached hereto for filing is a copy of the stockholder proposal and supporting statement (together, the "Proposal") submitted by Leonid Zhevelyuk (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2014 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its 2014 annual meeting of stockholders.

Also attached for filing is a copy of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8(i)(13), Rule 14a-8(i)(3), Rule 14a-8(i)(1) and Rule 14a-8(i)(2).

By copy of this letter and the attached material, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2014 Proxy Materials.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 calendar days before it intends to file its 2014 Proxy Materials. The Company intends to file its 2014 Proxy Materials on or about March 12, 2014 and we plan to start printing the Notice of Internet Availability of Proxy Materials on or about March 6, 2014.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2014 Proxy Materials.

If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: Leonid Zhevelyuk

If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin

Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: Leonid Zhevelyuk

FISMA & OMB Memorandum M-07-16

ENCLOSURE 1

THE PROPOSAL AND RELATED CORRESPONDENCE (IF ANY)

RECEIVED
NOV 06 2013
ROHAN S. WEERASINGHE

NOVEMBER 1, 2013

TO: CITIGROUP INC.
BOARD OF DIRECTORS
C/O ROHAN WEERASINGHE
GENERAL COUNCEL AND
CORPORATE SECRETARY
399 PARK AVENUE
NEW YORK, N.Y. 10043

FROM: LEONID ZHEVELYUK

FISMA & OMB Memorandum M-07-16

DEAR ROHAN WEERASINGHE,

I, LEONID ZHEVELYUK, AS A CITIGROUP LONG-TERM STOCKHOLDER OF 3,000 STOCKS (JOINTLY WITH MY WIFE ASYA ZHEVELYUK-JTWROS) UNDER ACCOUNT ***FISMA & OMB Memorandum M-07-16*** AND A SOLELY OWNER OF 358 CITIGROUP STOCKS UNDER CITI GROUP 401(K) PLAN, PRESENTING HERE FOR CONSIDERATION AT THE 2014 ANNUAL CITIGROUP STOCKHOLDERS MEETING THE FOLLOWING PROPOSAL:

TO EXECUTE STRAIGHT SPLIT 10-FOR-1 OF CITIGROUP STOCKS TO RESTORE THE NUMBER OF OF STOCKS OF CITGROUP STOCK HOLDERS, THAT THEY OWN BEFORE REVERSE SPLIT 1-FOR-10 OCCURED ON MAY 9, 2011.

AS INDICATED IN PROXY STATEMENT, THIS REVERSE SPLIT WAS NECESSARY TO INCREASE (FROM $4,50 TO $45,00) THE STOCK PRICE (BY SIMULTANEOUSLY DECREASING TEN TIMES THE NUMBER OF STOCKS) TO MAKE THEM ATTRACTIVE TO INSTITUTIONS. HOWEVER, AFTER OVER TWO YEARS FROM REVERSE SPLIT THE PRICE PER CITIGROUP STOCK INCREASED FROM $45.00 TO $50.00 AND THEREFORE RECOVERY FROM $45.00 TO $450.00 PER STOCK IS PRACTICALLY IMPOSSIBLE.

SINCERELY

Leonid Zhevelyuk

(LEONID ZHEVELYUK)
CITIGROUP STOCKHOLDER

ENCLOSURE: STATEMENT TO CONTINUE TO HOLD SECURITIES

NOVEMBER 1, 2013

TO: CITIGROUP INC.
BOARD OF DIRECTORS
C/O ROHAN WEERASINGHE
GENERAL COUNCEL AND
CORPORATE SECRETARY
399 PARK AVENUE
NEW YORK, N.Y. 10043

FROM: LEONID ZHEVELYUK

FISMA & OMB Memorandum M-07-16

DEAR ROHAN WEERASINGHE,

HERE IS MY STATEMENT TO CONTINUE TO HOLD SECURITIES
I, LEONID ZHEVELYUK, AS A CITIGROUP LONG-TERM STOCKHOLDER OF 3,000 STOCKS (JOINTLY WITH MY WIFE-JTWROS) UNDER ACCOUNT ***FISMA & OMB Memorandum M-07-16*** AND A SOLELY OWNER OF 358 CITIGROUP STOCKS UNDER CITIGROUP 401(K) PLAN, WILL CONTINUE TO HOLD ALL MY CITIGROUP SECURITIES THROUGH THE DATE OF CITIGROUP STOCKHOLDERS ANNUAL MEETING 2014.

SINCERELY

Leonid Zhevelyuk

(LEONID ZHEVELYUK)

CITIGROUP STOCKHOLDER

LEONID ZHEVELYUK

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

UNITED STATES POSTAL SERVICE

1000

10043

U.S. POSTAGE PAID
FLUSHING, NY
11365
NOV 01, 13
AMOUNT
$3.56
00085989-17

CITIGROUP INC.
BOARD OF DIRECTORS
C/O ROHAN WEERASINGHE
GENERAL COUNCEL AND CORPORATESECRETARY
399 PARK AVENUE
NEW YORK, N.Y. 10043

10043

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc
601 Lexington Avenue
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi com

citi

VIA UPS

November 12, 2013

Leonid Zhevelyuk

FISMA & OMB Memorandum M-07-16

Dear Mr. Zhevelyuk:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2014.

Sincerely,

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

ENCLOSURE 2

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

The Proposal would require the Company:

> To execute straight split 10-for-1 of Citigroup stocks to restore the number of stocks of Citigroup stockholders, that they own before reverse split 1-for-10 occurred on May 9, 2011.[1]

The supporting statement accompanying the Proposal notes that, because the Company effected a 1-for-10 reverse stock split in 2011, the price of the Company common stock increased from $4.50 to $45.00 per share. The supporting statement then notes that "after over two years from reverse split the price per Citigroup stock increased from $45.00 to $50.00 and therefore recovery from $45.00 to $450.00 per stock is practically impossible."

THE PROPOSAL RELATES TO A SPECIFIC AMOUNT OF A STOCK DIVIDEND.

Rule 14a-8(i)(13) permits an issuer to exclude a proposal from its proxy materials if the proposal "relates to specific amounts of cash or stock dividends." The 10-for-1 forward stock split that the Proponent seeks would typically be effected by a dividend, in which the Company would pay a dividend consisting of 9 shares of stock on each share of "pre-split" stock issued and outstanding. The Staff has specifically stated that a stock split is "synonymous with a stock dividend" for purposes of Rule 14a-8(i)(13).[2] Under this reasoning, the Staff has consistently concurred that proposals seeking a stock split at a specific ratio may be excluded under Rule 14a-8(i)(13).[3] The Proposal very clearly requests a forward stock split at a 10-for-1 ratio, and therefore may be excluded from the 2014 Proxy Materials under this long-standing line of precedent of the Staff.

The Proposal is clearly excludable pursuant to Section 14a-8(i)(13), but, to be complete, the Company has included alternative grounds to exclude the Proposal from its 2014 Proxy Materials.

---

1 The Proposal and the full supporting statement are attached hereto.

2 *Care Corp.* (avail. June 7, 1982).

3 *Berkshire Hathaway Inc.* (avail. Jan. 22, 2008) (concurring in the omission of a proposal seeking a stock split at a ratio within a specified range under Rule 14a-8(i)(13)); *NVR, Inc.* (avail. Jan. 11, 2001) (concurring in the omission of a proposal seeking a 3-for-1 stock split under Rule 14a-8(i)(13)); *Hecla Mining Co.* (March 9, 2000) (concurring in the omission of a proposal seeking a 1-for-2 reverse stock split under Rule 14a-8(i)(13)); *Fleet Financial Group Inc.* (Dec. 2, 1998) (concurring in the omission of a proposal seeking a 1-for-20 reverse stock split under Rule 14a-8(i)(13)); *Merck and Co., Inc.* (avail. Feb. 25, 1992) (concurring in the omission of a proposal seeking a 3-for-2 stock split under Rule 14a-8(i)(13)); *The Boeing Co.* (avail. Jan. 11, 1990) (concurring in the omission of a proposal seeking a 3-for-2 stock split under Rule 14a-8(i)(13)).

THE PROPOSAL MAY BE EXCLUDED BECAUSE IT IS MISLEADING.

The Proposal may also be excluded pursuant to Rule 14a-8(i)(3) because the Proposal is misleading.[4] The Proposal is misleading because it suggests that a 10-for-1 forward stock split, standing alone, will lead to a 10-fold increase in the pro rata value of a stockholder's interest in the Company. The supporting statement of the Proposal suggests that, without the Proponent's desired 10-for-1 stock split, "recovery" of the Company's stock price from $45.00 to $450.00 is "practically impossible."

While a forward stock split could have a beneficial effect on the trading price of the Company's stock under the right circumstances, a stock split, standing alone, will not lead to a 10-fold increase in equity value. If a pre-split share is currently trading at $45.00, the result of a forward stock split would generally be to reduce the value of a share to approximately $4.50. This is because the aggregate enterprise value and equity value of the Company would not change as a result of the stock split, and therefore a single post-split share would roughly trade at one-tenth of the pre-split $45.00 trading price. In other words, the $45.00 single-share-equity-interest would be split into ten $4.50 shares.

Furthermore, to the extent the Proponent is seeking only a 10-fold increase in the stock price (i.e., without a corresponding change in the enterprise value or equity value of the Company), the Company would need to effect a 1-for-10 *reverse* stock split (instead of the 10-for-1 forward stock split sought by the Proponent) to achieve an increase in trading price from $45.00 to $450.00 per share. The Proponent's supporting statement is therefore fundamentally at odds with the text of the Proposal.

In light of the foregoing, the Proposal would mislead and confuse stockholders by vastly overstating the benefit of effecting a stock split. The Proposal would further confuse stockholders because it seeks a *forward* stock split in its operative resolution, but suggests in the supporting statement that the real intent of the Proposal might be to obtain the benefits of a *reverse* stock split. Accordingly, the Company may exclude the Proposal from its 2014 Proxy Materials in reliance on Rule 14a-8(i)(3).

---

4 Rule 14a-8(i)(3) permits the exclusion of a proposal if it violates any of the Commission's rules, including Rule 14a-9, which prohibits statements in proxies or certain other communications that, in light of the circumstances, are "false and misleading with respect to any material fact." *See* 17 C.F.R. § 240.14a-8(i)(3) (permitting exclusion of a proposal if it is "contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials"); 17 C.F.R. § 240.14a-9 ("No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.").

THE PROPOSAL IS NOT A PROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER DELAWARE LAW AND WOULD VIOLATE DELAWARE LAW IF IMPLEMENTED.

Read literally, the Proposal is a binding resolution that would purport to declare a forward stock split. The only other reading of the Proposal that is sensible given its mandatory terms is that it would purport to force the Company's Board of Directors to effect the forward stock split. Under either reading, the Proposal is not a proper subject for action under Delaware law, and would cause the Company to violate Delaware law if the Proposal were implemented.

As discussed more fully in the opinion of the Delaware law firm of Morris, Nichols, Arsht & Tunnell LLP (the "Legal Opinion," attached hereto as Enclosure 3), the Company's stockholders may not unilaterally effect a forward stock split.[5] The Delaware General Corporation Law reserves for a corporation's board of directors and its committees the exclusive power and authority to pay a stock dividend, and thereby effect a forward stock split. Similarly, the Delaware case law makes clear that the stockholders cannot force the Company's Board of Directors to effect a forward stock split.[6] Thus, the Proposal, if enacted, is not a proper subject for action by stockholders because it is not precatory – it *directs* rather than *recommends* that the Company's Board of Directors implement the procedures contemplated therein.

The Staff has consistently indicated that it will not recommend enforcement action if a company excludes such a mandatory proposal under Rule 14a-8(i)(1).[7] Furthermore, where a proposal would violate Delaware law by forcing a board of directors to act contrary to its best judgment, the Staff has concurred with the omission of those proposals from a company's proxy materials under Rule 14a-8(i)(2).[8] For the same reasons, and as noted in the Legal

---

5 *See* 8 *Del. C.* § 170 (authorizing only the board of directors to pay dividends); *id.* at § 152 (requiring the board of directors to fix the consideration for issuing stock, such as in a stock dividend); *id.* at § 153 (same); *id.* at § 141(c) (permitting a board of directors to delegate its power under the DGCL only to committees comprised of directors).

6 *Paramount Commcn's Inc. v. Time Inc.*, 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) (stating that Delaware law "does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares"), *aff'd*, 571 A.2d 1140 (Del. 1989); *see also Spiegel v. Buntrock*, 571 A.2d 767, 772-73 (Del. 1990) ("A basic principle of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation. The exercise of this managerial power is tempered by fundamental fiduciary obligations owed by the directors to the corporation and its shareholders." (internal quotation marks and citations omitted)); *In re Trados Inc. S'holder Litig.*, 73 A.3d 17, 38 (Del. Ch. 2013) ("Directors must exercise their independent fiduciary judgment; they need not cater to stockholder whim.").

7 *See, e.g., Goldman Sachs Group Inc.* (avail. Feb. 7, 2013) (concurring that a proposal that directed, rather than recommended, a board of directors to take specified actions was not a proper subject for stockholder action and could be excluded from the Company's proxy materials under Rule 14a-8(i)(1)); *Bank of America Corp.* (avail. Feb. 16, 2011) (same); *Equus II, Inc.* (avail. Jan. 27, 2005) (same); *Wyeth* (avail. Jan. 26, 2004) (same); *Phillips Petroleum Co.* (avail. Mar. 13, 2002) (same).

8 *See, e.g., Vail Resorts, Inc.* (avail. Sep. 16, 2011) (concurring in the exclusion of a proposal under Rule 14a-8(i)(2) where the company argued, among other things, that the proposal would cause the directors to violate state law by requiring the board to take specific actions even if the board determined that it was not

Opinion, the Proposal would violate Delaware law if it were implemented because it would cause the Company to effect a forward stock split that has not been properly authorized by the Board of Directors.

For the foregoing reasons, the Company may exclude the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8(i)(1) and/or Rule 14a-8(i)(2).

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rules 14a-8(i)(13), 14a-8(i)(3), 14a-8(i)(1) and 14a-8(i)(2) and respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2014 Proxy Materials.

7851540

in the best interests of the Company and its stockholders to do so); *Citigroup Inc.* (Feb. 22, 2012) (same); *Monsanto Co.* (avail. Nov. 7, 2008) (same); *GenCorp Inc.* (avail. Dec. 20, 2004) (same).

ENCLOSURE 3

OPINION OF MORRIS, NICHOLS, ARSHT & TUNNELL LLP

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

December 20, 2013

Citigroup Inc.
601 Lexington Avenue, 19th Floor
New York, NY 10022

Re: **Stockholder Proposal Submitted by Leonid Zhevelyuk**

Ladies and Gentlemen:

This letter confirms our advice with respect to a proposal (the "Proposal") submitted to Citigroup Inc., a Delaware corporation (the "Company"), from Leonid Zhevelyuk for inclusion in the Company's proxy materials for its 2014 annual meeting of stockholders. For the reasons explained below, it is our opinion that the Proposal is not a proper subject for action by stockholders under Delaware law and that the Proposal would violate Delaware law if it were implemented.

I. The Proposal.

The Proposal would require the Company:

> To execute straight split 10-for-1 of Citigroup stocks to restore the number of stocks of Citigroup stockholders, that they own before reverse split 1-for-10 occurred on May 9, 2011.[1]

II. Summary.

The Proposal seeks to have the stockholders require the Company to effect a forward stock split. Under Delaware law, only the Board of Directors of the Company (the "Board"), or a Board committee, may approve and effect a forward stock split. The Proposal would impermissibly usurp the power and authority reserved exclusively to the Board and its committees. Accordingly, the Proposal is not a proper subject for action by Company stockholders under Delaware law, and the Proposal would violate Delaware law if it were implemented.

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1 A supporting statement, not relevant to our opinion, accompanies the Proposal.

III. Analysis.

Under Delaware law, a forward stock split is typically effected by means of a stock dividend. Specifically, a board of directors would declare and pay a dividend consisting of shares of capital stock of the corporation to its existing stockholders. Effecting a forward stock split therefore requires three corporate actions under the Delaware General Corporation Law (the "DGCL"):

(1) The board of directors declares the dividend;[2]

(2) The board of directors authorizes the issuance of the stock to be paid in the dividend;[3] and

(3) The board of directors transfers an amount equal to the aggregate par value of the shares to be issued in the dividend to the corporation's statutory capital account for purposes of the DGCL.[4]

Under the DGCL, each of these actions may be approved *only* by the board of directors or by a committee of the board of directors comprised solely of directors.[5] These actions may *not* be taken by any other person or body.[6]

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[2] 8 *Del. C.* § 170(a) ("The *directors* of every corporation, subject to any restrictions contained in its certificate of incorporation, may declare and pay dividends upon the shares of its capital stock . . . .") (emphasis added).

[3] 8 *Del. C.* § 152 ("The consideration, as determined pursuant to § 153(a) and (b) of this title, for subscriptions to, or the purchase of, the capital stock to be issued by a corporation shall be paid in such form and in such manner as *the board of directors* shall determine."); 8 *Del. C.* § 153 ("Shares of stock with par value may be issued for such consideration, having a value not less than the par value thereof, as determined from time to time by the board of directors, or by the stockholders if the certificate of incorporation so provides.") (emphasis added).

[4] 8 *Del. C.* § 173 ("If the dividend is to be paid in shares of the corporation's theretofore unissued capital stock the *board of directors* shall, by resolution, direct that there be designated as capital in respect of such shares an amount which is not less than the aggregate par value of par value shares being declared as a dividend . . . .") (emphasis added).

[5] *Grimes v. Alteon*, 804 A.2d 256, 260-61 (Del. 2002) ("The statutes relating to the issuance of stock that provide the policy context that is relevant here are 8 *Del. C.* §§ 151, 152, 153, 157, 161 and 166. Taken together, these provisions confirm the board's exclusive authority to issue stock and regulate a corporation's capital structure."); *Leibert v. Grinnell Corp.*, 194 A.2d 846, 850-51 (Del. Ch. 1963) (stating that a board of directors is not required to declare and pay a dividend unless the certificate of incorporation provides for a mandatory dividend).

Section 141(c) of the DGCL is the only provision in the DGCL that empowers a board to delegate to another body the authority that otherwise must be exercised by the board. 8 *Del. C.* § 141(c). That statute requires that the delegation be only to a subset of directors.

[6] Other than declaring a stock dividend, the only other means of effecting a forward stock split under Delaware law is by effecting an amendment to a corporation's certificate of incorporation to provide for the subdivision of

The Delaware Supreme Court has observed that a proposal is not a proper subject for stockholder action if the stockholders lack the power to effect the action in question.[7] Here, the express provisions of the DGCL confirm that the stockholders lack the power to effect a forward stock split. Accordingly, the Proposal is not a proper subject for stockholder action.

In addition, the Proposal is not a proper subject for stockholder action to the extent it is intended to force the Board to effect a forward stock split. The Delaware courts have held that stockholders may not prescribe actions that directors must take.[8] As explained by the Delaware Court of Chancery, Delaware law "does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."[9] Because directors, and not stockholders, owe fiduciary duties to act in the best interests of the corporation and all its stockholders, only the directors possess the authority to manage the corporation,[10] and make important decisions such as whether the corporation should effect a forward stock split.

The Proposal is not cast as a request or a recommendation: it would require the Board to effect a forward split regardless of whether the Board determined that a split is in the

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outstanding shares of stock into a greater number of shares. This type of certificate amendment requires the approval of both the board of directors and the stockholders. 8 *Del. C.* § 242(b)(1). Accordingly, even if a forward stock split were effected by a certificate amendment, the stockholders would lack the power to unilaterally adopt and implement such an amendment.

7 *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008) (discussing, in the context of deciding whether a matter is a proper subject for stockholder action, whether the stockholders were authorized to take the action in question under the DGCL).

8 *Id.* at 240 (stating a bylaw would be invalid because it "mandates reimbursement of election expenses in circumstances that a proper application of fiduciary duties could preclude").

9 *Paramount Commcn's Inc. v. Time Inc.*, 1989 WL 79880, at *30 (Del. Ch. July 14, 1989), *aff'd*, 571 A.2d 1140 (Del. 1989); *see also Spiegel v. Buntrock*, 571 A.2d 767, 772-73 (Del. 1990) ("A basic principle of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation. The exercise of this managerial power is tempered by fundamental fiduciary obligations owed by the directors to the corporation and its shareholders." (internal quotation marks and citations omitted)); *In re Trados Inc. S'holder Litig.*, 73 A.3d 17, 38 (Del. Ch. 2013) ("Directors must exercise their independent fiduciary judgment; they need not cater to stockholder whim."). We note that, in *Unisuper Ltd. v. News Corp.*, 2005 WL 3529317 (Del. Ch. Dec. 20, 2005), the Court of Chancery, in *dicta*, analogized the director-stockholder relationship to an agency relationship. *Unisuper* concerned a board that allegedly *affirmatively contracted away* its powers; in contrast to the Proposal, which asks the stockholders to *unilaterally* prescribe actions that the Board must take. In any event, the *dicta* from the Court of Chancery in *Unisuper* is directly contrary to Supreme Court precedent that "[d]irectors, in the ordinary course of their service as directors, do not act as agents of the corporation", *Arnold v. Soc'y for Savs. Bancorp, Inc.*, 678 A.2d 533, 539-40 (Del. 1996), and to the more recent Supreme Court opinion in *AFSCME*.

10 *Norte & Co. v. Manor Healthcare Corp.*, 1985 WL 44684, at *3 (Del. Ch. Nov. 21, 1985) ("[T]he directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.").

best interests of the Company and its stockholders. Because the Proposal *directs* rather than *recommends* that the Board effect a forward stock split, it is an improper subject for stockholder action under Delaware law.

In addition, because the Proposal purports to allow the stockholders to approve a stock split in contravention of the Delaware General Corporation Law, and to the extent the Proposal is intended to force the Board to effect a stock split, it is our opinion that the Proposal would violate Delaware law if it were implemented.

* * *

IV. Conclusion.

For the reasons discussed in this letter, it is our opinion that the Proposal is not a proper subject for action by stockholders under Delaware law and would violate Delaware law if it were implemented.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

7851621

RECEIVED
NOV 06 2013
ROHAN S. WEERASINGHE

NOVEMBER 1, 2013

TO: CITIGROUP INC.
BOARD OF DIRECTORS
C/O ROHAN WEERASINGHE
GENERAL COUNCEL AND
CORPORATE SECRETARY
399 PARK AVENUE
NEW YORK, N.Y. 10043

FROM: LEONID ZHEVELYUK

FISMA & OMB Memorandum M-07-16

DEAR ROHAN WEERASINGHE,

I, LEONID ZHEVELYUK, AS A CITIGROUP LONG-TERM STOCKHOLDER OF 3,000 STOCKS (JOINTLY WITH MY WIFE ASYA ZHEVELYUK-JTWROS) UNDER ACCOUNT ***FISMA & OMB Memorandum M-07-16*** AND A SOLELY OWNER OF 358 CITIGROUP STOCKS UNDER CITI GROUP 401(K) PLAN, PRESENTING HERE FOR CONSIDERATION AT THE 2014 ANNUAL CITIGROUP STOCKHOLDERS MEETING THE FOLLOWING PROPOSAL:

TO EXECUTE STRAIGHT SPLIT 10-FOR-1 OF CITIGROUP STOCKS TO RESTORE THE NUMBER OF OF STOCKS OF CITGROUP STOCK HOLDERS, THAT THEY OWN BEFORE REVERSE SPLIT 1-FOR-10 OCCURED ON MAY 9, 2011.

AS INDICATED IN PROXY STATEMENT, THIS REVERSE SPLIT WAS NECESSARY TO INCREASE (FROM $4.50 TO $45.00) THE STOCK PRICE (BY SIMULTANEOUSLY DECREASING TEN TIMES THE NUMBER OF STOCKS) TO MAKE THEM ATTRACTIVE TO INSTITUTIONS. HOWEVER, AFTER OVER TWO YEARS FROM REVERSE SPLIT THE PRICE PER CITIGROUP STOCK INCREASED FROM $45.00 TO $50.00 AND THEREFORE RECOVERY FROM $45.00 TO $450.00 PER STOCK IS PRACTICALLY IMPOSSIBLE.

SINCERELY

Leonid Zhevelyuk

(LEONID ZHEVELYUK)
CITIGROUP STOCKHOLDER

ENCLOSURE: STATEMENT TO CONTINUE TO HOLD SECURITIES

NOVEMBER 1, 2013

TO: CITIGROUP INC.
BOARD OF DIRECTORS
C/O ROHAN WEERASINGHE
GENERAL COUNCEL AND
CORPORATE SECRETARY
399 PARK AVENUE
NEW YORK, N.Y. 10043

FROM: LEONID ZHEVELYUK

FISMA & OMB Memorandum M-07-16

DEAR ROHAN WEERASINGHE,

HERE IS MY STATEMENT TO CONTINUE TO HOLD SECURITIES

I, LEONID ZHEVELYUK, AS A CITIGROUP LONG-TERM STOCKHOLDER OF 3,000 STOCKS (JOINTLY WITH MY WIFE-JTWROS) UNDER ACCOUNT ***FISMA & OMB Memorandum M-07-16*** AND A SOLELY OWNER OF 358 CITIGROUP STOCKS UNDER CITIGROUP 401(K) PLAN, WILL CONTINUE TO HOLD ALL MY CITIGROUP SECURITIES THROUGH THE DATE OF CITIGROUP STOCKHOLDERS ANNUAL MEETING 2014.

SINCERELY

Leonid Zhevelyuk

(LEONID ZHEVELYUK)

CITIGROUP STOCKHOLDER

LEONID ZHEVELYUK

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

UNITED STATES POSTAL SERVICE

1000

10043

U.S. POSTAGE PAID
FLUSHING, NY
11365
NOV 01, 13
AMOUNT
$3.56
00095989-17

CITIGROUP INC.
BOARD OF DIRECTORS
C/O ROHAN WEERASINGHE
GENERAL COUNCEL AND CORPORATE SECRETARY
399 PARK AVENUE
NEW YORK, N.Y. 10043

10043

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc
601 Lexington Avenue
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

citi

VIA UPS

November 12, 2013

Leonid Zhevelyuk

FISMA & OMB Memorandum M-07-16

Dear Mr. Zhevelyuk:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2014.

Sincerely,

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance